

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2011

Mr. James R. Easter
Senior Vice President and Chief Financial Officer
Seahawk Drilling, Inc.
5 Greenway Plaza, Suite 2700
Houston, Texas 77046

> **Re:** **Seahawk Drilling, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 9, 2010**
> **File No. 001-34231**

Dear Mr. Easter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Notes to Unaudited Consolidated and Combined Financial Statements

Note 2. Property and Equipment, page 10

1.   We note your response to prior comment one in our letter dated December 22, 2010.   We also note the disclosures in your press release dated November 2, 2010, regarding the retention of Simmons & Company International to assist and advise you. As it pertains to your jack-up asset group, please provide to us your thorough analysis of each of the criteria of FASB ASC 360-10-35-21, (a) through (f), with respect to your September 30, 2010, financial statements, which you issued on November 9, 2010. For example, tell us how the Board of Director's decision to retain Simmons & Company International impacted your evaluation of subsection (f) of this standard. Additionally, please tell us when you began to contemplate filing petitions for relief under the United States Bankruptcy Code and when you began communicating with Hercules Offshore, Inc. regarding a potential purchase of your assets. In this regard, your response should also address management's assertion that your jack-up fleet asset value was fully recoverable based on expectations of undiscounted future cash flow from the operation of and eventual disposition of this asset class over their expected useful lives as of September 30, 2010. We may have further comments upon our review of your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Suying Li at (202) 551-3335 or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

                                                Sincerely,

                                                Ethan Horowitz
                                                Branch Chief